</SEC-HEADER>
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 22)

                          Consolidated-Tomoka Land Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    210226106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                David J. Winters
                            Wintergreen Advisers, LLC
                          333 Route 46 West, Suite 204
                        Mountain Lakes, New Jersey 07046
                                 (973) 263-2600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 10, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Advisers, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,481,474

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,481,474

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,481,474 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.9%

14.  TYPE OF REPORTING PERSON*

     IA

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Fund, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     564,961

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     564,961

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     564,961 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [x]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%

14.  TYPE OF REPORTING PERSON*

     IV

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Partners Fund, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     548,788

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     548,788

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     548,788 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [x]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.6%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Partners Offshore Master Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     206,550

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     206,550

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     206,550 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [x]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.6%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Renaissance Global Markets Fund

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     161,175

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     161,175

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     161,175 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [x]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.8%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     David J. Winters

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,481,474

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,481,474

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,481,474 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.9%

14.  TYPE OF REPORTING PERSON*

     IN

 CUSIP No. 210226106
           ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     Consolidated-Tomoka Land Co. (the "Issuer"), Common Stock, par value $1.00 per share (the "Shares").
     The address of the Issuer is 1530 Cornerstone Boulevard, Suite 100
      Daytona Beach, Florida 32117.
--------------------------------------------------------------------------------
Item 2.  Identity and Background.

(a-c, f) This statement is being filed by (i) Wintergreen Fund, Inc, a Maryland USA corporation registered as an investment company under the Investment Company Act of 1940, as amended ("Wintergreen Fund"), (ii) Wintergreen Partners Fund, LP, an unregistered pooled investment vehicle organized as a Delaware USA limited partnership ("Wintergreen Partners"), (iii) Wintergreen Partners Offshore Master Fund, Ltd., an unregistered pooled investment vehicle organized as a Cayman Islands exempted company ("Wintergreen Offshore"), (iv) Renaissance Global Markets Fund, a mutual fund trust organized under the laws of Ontario Canada ("Renaissance"), (v) Wintergreen Advisers, LLC, ("Wintergreen Advisers"), a Delaware USA limited liability company which acts as investment manager of Wintergreen Fund, Wintergreen Partners, Wintergreen Offshore, Renaissance and other investment vehicles, and (vi) David J. Winters, a citizen of the United States ("David Winters"), the managing member and portfolio manager of Wintergreen Advisers. (Each of Wintergreen Fund, Wintergreen Partners, Wintergreen Offshore, Renaissance, Wintergreen Advisers, and David Winters may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

The principal business and principal office address of each of David Winters, Wintergreen Fund, Wintergreen Partners and Wintergreen Advisers is 333 Route 46 West, Suite 204, Mountain Lakes, New Jersey.

     (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or Administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof Wintergreen Advisers may be deemed to beneficially own 1,481,474 Shares.

As of the date hereof Wintergreen Fund beneficially owns 564,961 Shares.

As of the date hereof Wintergreen Partners beneficially owns 548,788 Shares.

As of the date hereof Wintergreen Offshore beneficially owns 206,550 Shares.

As of the date hereof Renaissance beneficially owns 161,175 Shares.

The source of funds used to purchase the securities reported herein was the working capital of Wintergreen Fund, Wintergreen Partners, Wintergreen Offshore, and Renaissance. The aggregate funds used by the forgoing Reporting Persons to make the purchases was approximately $90.9 million.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

Advisory clients of Wintergreen Advisers are the beneficial owners of approximately 25.9% of the Issuer's common stock. Wintergreen Advisers has initiated discussions with the Issuer on maximizing the value of the Daytona properties, through direct development or partnerships. Wintergreen Advisers intends to continue its dialogue with, and to take an active interest in, the Issuer to encourage strategic focus on the Volusia county properties. To this end, Wintergreen Advisers, from time to time, will communicate with the Issuer and other holders of Common Stock regarding such matters.

On December 10, 2009, Wintergreen delivered three shareholder proposals (the "December 10 Proposals") to the Issuer. In the December 10 Proposals, Wintergreen seeks (1) to nominate one independent candidate for Issuer's Board of Directors, (2) implement an annual shareholder referendum on executive compensation, and (3) require majority vote for election of all directors in uncontested elections. A copy of the December 10 Proposals is attached hereto as Exhibit B and incorporated herein by reference.

The Reporting Persons may in the future purchase additional Shares or dispose of some or all of such Shares in open-market transactions or privately negotiated transactions. Other than as described herein, the Reporting Persons do not have any plans or proposals that would result in any of the actions described in paragraphs (b) through (j) of Item 4 of the instructions to Schedule 13D.


--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a, b) The Reporting Persons are a group and are each deemed to be the beneficial owner of 1,481,474 Shares, constituting 25.9% of the Shares of the Issuer, based upon 5,723,268 Shares outstanding as of the date of this filing.

Each Reporting Person disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Wintergreen Advisers as investment manager of Wintergreen Fund, Wintergreen Partners, Wintergreen Offshore and Renaissance, and David Winters, a managing member and portfolio manager of Wintergreen Advisers may be deemed to be the beneficial owner of 1,481,474 Shares, constituting 25.9% of the Shares of the Issuer, based upon 5,723,268 Shares outstanding as of the date of this filing.

     Wintergreen Advisers has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,481,474 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,481,474 Shares.

     David Winters has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,481,474 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,481,474 Shares.

(a, b) As of the date hereof, Wintergreen Fund is the beneficial owner of 564,961 Shares (1), constituting 9.9% of the Shares of the Issuer, based upon 5,723,268 Shares outstanding as of the date of this filing.

     Wintergreen Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 564,961 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 564,961 Shares.


(a, b) As of the date hereof, Wintergreen Partners is the beneficial owner of 548,788 Shares (1), constituting 9.6% of the Shares of the Issuer, based upon 5,723,268 Shares outstanding as of the date of this filing.

     Wintergreen Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 548,788 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 548,788 Shares.


(a, b) As of the date hereof, Wintergreen Offshore is the beneficial owner of 206,550 Shares (1), constituting 3.6% of the Shares of the Issuer, based upon 5,723,268 Shares outstanding as of the date of this filing.

     Wintergreen Offshore has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 206,550 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 206,550 Shares.


(a, b) As of the date hereof, Renaissance is the beneficial owner of 161,175 Shares (1), constituting 2.8% of the Shares of the Issuer, based upon 5,723,268 Shares outstanding as of the date of this filing.

     Renaissance has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 161,175 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 161,175 Shares.


     (c) None of the Reporting Persons has effected any transactions in the Shares during the past sixty days or since the most recent filing of Schedule 13D.


     (d) N/A

     (e) N/A

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Letter to Secretary of Issuer dated December 10, 2009
Exhibit C: Power of Attorney

--------------------------------------------------------------------------------







                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Wintergreen Advisers, LLC
By: David J. Winters, Managing Member.

/s/ David J. Winters
______________________________________

Wintergreen Fund, Inc.
By: David J. Winters, Executive Vice President

/s/ David J. Winters
______________________________________

Wintergreen Partners Fund, LP
By: Wintergreen GP, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Wintergreen Partners Offshore Master Fund, Ltd.
By: Wintergreen Advisers, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Renaissance Global Markets Fund
By: David J. Winters, Attorney-in-Fact

/s/ David J. Winters
______________________________________

David J. Winters

/s/ David J. Winters
______________________________________

December 18, 2009



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                Exhibit A


                                    AGREEMENT
The undersigned agree that this Amendment No 22 to Schedule 13D dated December 18, 2009, relating to the Common Stock, par value $1.00 per share of Consolidated-Tomoka Land Co. shall be filed on behalf of the undersigned.


Wintergreen Advisers, LLC.
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Wintergreen Fund, Inc.
By: David J. Winters, Executive Vice President

/s/ David J. Winters
______________________________________

Wintergreen Partners Fund, LP
By: Wintergreen GP, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Wintergreen Partners Offshore Master Fund, Ltd.
By: Wintergreen Advisers, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Renaissance Global Markets Fund
By: David J. Winters, Attorney-in-Fact

/s/ David J. Winters
______________________________________

David J. Winters

/s/ David J. Winters
______________________________________
December 18, 2009

                                                                Exhibit B

Wintergreen Advisers, LLC
333 Route 46 West
Suite 204
Mountain Lakes, New Jersey
07046

Consolidated-Tomoka Land Co
c/o Linda Crisp, Corporate Secretary
Post Office Box 10809
Daytona Beach, Florida
32120-0809

December 10, 2009

Dear Ms. Crisp:

Wintergreen Advisers, LLC, intends to present the following proposals at the Consolidated-Tomoka Land Co. (the "Company" or "CTO") 2010 Annual Meeting of Shareholders (the "Annual Meeting").

Recommending Shareholder Information

The name and address of the recommending shareholder is Wintergreen Advisers, LLC (the "Adviser"), 333 Route 46 West, Suite 204, Mountain Lakes, New Jersey 07046. The telephone number of the Adviser is (973) 263-2600. The undersigned, David J. Winters, is the Managing Member and CEO of the Adviser. As of the date of this letter, Wintergreen Advisers, LLC may be deemed to beneficially own 1,481,474 shares of common stock, par value $1.00 per share ("Common Stock"), of the Company, which constitutes 25.9% of the Common Stock. The Common Stock was purchased between February 21, 2006 and December 5, 2007. The Adviser is the investment adviser to Wintergreen Fund, Inc. (the "Fund"), a registered investment company, which is the beneficial owner of 564,961 shares of Common Stock (approximately 9.9% of the outstanding shares). The Adviser also serves as investment adviser to other pooled investment vehicles, which also own additional shares of Common Stock of the Company (the Fund, the other investment vehicles and the Adviser shall be referred to collectively herein as "Wintergreen"). Wintergreen has beneficially owned more than 10% of the Common Stock of the Company since May 2006. Wintergreen has a good faith intention to continue to hold the Common Stock through the date of the Annual Meeting and intends to appear in person or by proxy at the Annual Meeting to present the following proposals.

Proposal 1

Wintergreen hereby nominates Thomas P. Warlow, III as a candidate for election to the Company's Board of Directors (the "Board") at the Annual Meeting to serve in the class of Directors which, after the Annual Meeting, will serve for a term scheduled to end in 2013.

Supporting Statement

Wintergreen is nominating one highly qualified nominee who is independent from Wintergreen and who we believe possesses the expertise necessary to work to restore and enhance shareholder value. The nominee is independent of the Company in accordance with Listing Standards of NYSE Alternext US LLC and is committed to exploring all alternatives to increase shareholder value.

In Wintergreen's view, the nominee, if elected, would represent all the shareholders and will not serve the purpose of advancing or favoring any particular shareholder or other constituency of the Company.

You are urged to vote "FOR" the election of our nominee.

In accordance with the instructions provided in the Company's Proxy Statement filed on April 8, 2009, we hereby submit the following information (including the information attached as Appendix A), with regards to the nominee:

Nominee Information

Name
Thomas P. Warlow, III

Business Experience
Mr. Warlow has been the President and Chairman of The Martin Andersen-Gracia Andersen Foundation, Inc. since 1998 He has also been the President and Chairman of Georgetown Enterprises, Inc., a Florida registered general contractor involved with development and construction in the Florida market since 1976. Mr. Warlow is the former Chairman of the Orange County Road Advisory Board and the Orange County Underground Utility and Licensing Board. Mr. Warlow holds a B.E. in Civil Engineering from Vanderbilt University, received in 1966. He sits on the Boards of various charitable organizations.

Proposal 2

Wintergreen would like to propose that the Board adopt a compensation policy providing that the Company's shareholders will be given the opportunity to vote on an advisory resolution at each annual meeting to approve the Company's Compensation Discussion and Analysis as outlined in the annual proxy statement.

We  believe  the  best  way   to  implement  this  principle  is to  provide the
shareholders with the opportunity to vote on the three issues outlined in the resolution below.

RESOLVED, that shareholders of CTO urge the board of directors to adopt a policy that CTO shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by Company's management, to ratify (i) the Company's executive compensation philosophy and objectives as described in the Compensation Discussion and Analysis section of the Company's Proxy Statement, (ii) the compensation of the named executive officers set forth in the proxy statement's summary compensation table (the "SCT") and any accompanying narrative disclosure of material factors provided to understand the SCT, and (iii) the application of the compensation philosophy and objectives as described in the Executive Compensation Elements section (or a comparable section).

Supporting Statement

It is Wintergreen's view that executive compensation at CTO has not been structured to maximize long-term shareholder value.

For example, the Company's February 3, 2009 Form 8-K filing details its revised annual executive bonus criteria (the "Criteria"). For purposes of determining bonus eligibility and potential bonus pool amounts, the revised Criteria includes a one-time per project equivalency calculation that will represent the hypothetical after tax net income, which would have been recognized on the land portion of any land lease, build-to-suit lease, or self-development project in that year had the property been sold to a third party. Under the Criteria, executives may receive pro forma compensation for entering into certain transactions that may ultimately be unprofitable for the Company, and there does not appear to be any claw-back mechanism with respect to bonuses previously awarded to executive officers and management. The stated purpose of the Criteria is to reward short term performance. However, we believe that an executive compensation plan or any criteria underlying such a plan should be devised to reward executives and managers' contributions to the long term growth and financial stability of the Company. Additionally, the Criteria do not provide for a reduction in the Company's future earnings used to determine potential bonus pool amounts and bonus awards to take into account any earnings previously recognized pursuant to the Criteria on a pro forma basis as described above, which creates the potential for double counting earnings in the future.

Accordingly, we urge CTO's board to allow shareholders to express their opinion about executive compensation by establishing an annual referendum process. The results of such a vote would, we believe, provide CTO with useful information about whether shareholders view the Company's executive compensation, as reported each year, to be in shareholders' best interests.

We urge shareholders to vote for this proposal.


Proposal 3

Wintergreen would like to propose shareholder action requesting amendments to CTO's Articles of Incorporation, Bylaws and Governance Committee Charter to implement a majority vote for Directors. We believe the best way to implement this principle is to provide the shareholders with the opportunity to vote on the resolution below.

Resolved, that the shareholders of the Company request that the Board take the steps necessary to amend the By-Laws, Articles of Incorporation, and Governance Committee Charter of the Company to provide that (i) any candidate in an uncontested election for directors be required to receive a majority of the votes cast in order to be elected as a director and (ii) any incumbent director in an uncontested election of directors who does not receive a majority of the votes cast shall promptly tender his or her resignation from the Board. The amended Governance Committee Charter would also require that the Board, through a process managed by the Governance Committee and excluding the nominee in question, accept or reject the resignation within 90 days after the Board receives the resignation. The amended Governance Committee Charter would also provide that if the Board rejected the resignation, it would publicly disclose the reason for such rejection.

Supporting Statement

Shareholders of many public companies have urged that director nominees be required to receive a majority of the votes cast in favor of their election, rather than the generally applicable plurality standard. In response, a number of public companies have adopted charter or bylaw provisions requiring a majority vote standard and/or bylaws or corporate governance principles requiring that a director not receiving such a majority submit his or her resignation to the board or one of its committees. The resignation policy or bylaw is designed to address the typical state law provision that provides that an incumbent director remains in office until his or her successor is elected, even if the director has not received a vote sufficient for re-election. We believe plurality voting in the election of directors does not promote true corporate democracy, and allows unpopular incumbents who receive even one vote to be re-elected. CTO's plurality voting standard ensures that CTO's nominees are automatically elected to the board in any uncontested election, regardless of performance. By contrast, a majority voting standard in uncontested elections means a candidate cannot be elected or remain in office unless the holders of a majority of the votes cast believe the nominee has done (or in the case of a new nominee, will do) a good job representing the shareholders' interests. Majority voting, coupled with a requirement that incumbents who do not get a majority vote must resign effective immediately, is an important corporate governance feature that promotes director accountability, and provides shareholders with a more meaningful role in director elections.

We urge shareholders to vote for this proposal.

Please be advised that neither the delivery of this letter nor the delivery of additional information, if any, provided by or on behalf of Wintergreen or any of its affiliates to the Company from and after the date hereof shall be deemed to constitute an admission by Wintergreen or any of its affiliates that this letter or any such information is required or is in any way defective or as to the legality or enforceability of any matter or a waiver by Wintergreen or any of its affiliates of its right to, in any way, contest or challenge any such matter.

Please direct any questions regarding the information contained in this correspondence to our legal counsel, Patricia Poglinco ((212) 574-1247), or Fola Adamolekun ((212) 574-1320), of Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004.


Sincerely yours,

/s/ David J. Winters

David J. Winters, Managing Member
Wintergreen Advisers, LLC


                                                                Exhibit c

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints David J. Winters, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of Consolidated-Tomoka Land Company, Inc. (the "Company") directly or indirectly beneficially owned by the undersigned or Wintergreen Advisers, LLC, or any of its affiliates (collectively, the "Wintergreen Group"), and (ii) any proxy solicitation of the Wintergreen Group to effect Wintergreen Group's proposals at the 2010 annual meeting of stockholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1. executing for and on behalf of the undersigned any amendments to Schedule 13D, filed by the Wintergreen Group under Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2. executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation; and

3. performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file any such document or amendment with the United States Securities and Exchange Commission and any stock exchange or similar authority.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or
Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Wintergreen Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 18th day of December 2009.

Renaissance Global Markets Fund
By: Kathleen Pabla, Director, Investment Management Services

/s/ Kathleen Pabla

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